EXHIBIT 12

DEAN HOLDING COMPANY

     Computation of Ratio of Earnings to Fixed charges for the Years Ended December 31, 2004, 2003 and 2002 and the Period from May 28, 2001 to December 31, 2001 and the Fiscal Years Ended May 2001 and 2000.

	Successor			Predecessor
				Period from
	Year Ended			May 28, 2001 to
	December 31,			December 31,	Fiscal Year Ended May
	2004	2003	2002	2001	2001	2000
Income from continuing operations before taxes	$212,501	$255,227	$241,548	$36,501	$110,550	$135,810
Fixed charges:
Interest expense	55,074	55,183	56,287	38,655	74,053	50,147
Portion of rentals (33%)	14,036	13,700	13,645	8,963	14,924	14,181
Capitalized interest	—	520	—	—	—	—

Total fixed charges	69,110	69,403	69,932	47,618	88,977	64,328

Earnings from continuing operations before taxes and fixed charges less capitalized interest	$281,611	$324,110	$311,480	$84,119	$199,527	$200,138

Ratio of earnings to fixed charges	4.07	4.67	4.45	1.77	2.24	3.11